CHAPARRAL ENERGY, L.L.C.

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold Interests

SEC Parameters

As of

December 31, 2014

/s/ Michael F. Stell	/s/ John M. McLaughlin
Michael F. Stell, P.E.	John M. McLaughlin, P.E.
TBPE License No. 56416	TBPE License No. 96822
Advising Senior Vice President	Senior Petroleum Engineer

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

February 6, 2015

Chaparral Energy, L.L.C.
701 Cedar Lake Boulevard
Oklahoma City, Oklahoma 73114

Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of Chaparral Energy, L.L.C. (Chaparral) as of December 31, 2014. The subject properties are located in the states of Oklahoma and Texas. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on January 30, 2015 and presented herein, was prepared for public disclosure by Chaparral in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The properties evaluated by Ryder Scott account for a portion of Chaparral’s total net proved reserves as of December 31, 2014. Based on information provided by Chaparral, the third party estimate conducted by Ryder Scott addresses 52 percent of the total proved developed net liquid hydrocarbon reserves, 5 percent of the total proved developed net gas reserves, 63 percent of the total proved undeveloped net liquid hydrocarbon reserves, and 0 percent of the total proved undeveloped net gas reserves of Chaparral.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2014, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SUITE 600, 1015 4TH STREET, S.W.    CALGARY, ALBERTA T2R 1J4    TEL (403) 262-2799    FAX (403) 262-2790
621 17TH STREET, SUITE 1550    DENVER, COLORADO 80293-1501    TEL (303) 623-9147    FAX (303) 623-4258

Chaparral Energy, L.L.C.
February 6, 2015

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold Interests of
Chaparral Energy, L.L.C.

As of December 31, 2014

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate – Barrels	28,474,754	3,992,393	32,266,857	64,734,004
Plant Products – Barrels	2,359,323	0	0	2,359,323
Gas – MMCF	8,479	0	0	8,479

Income Data (M$)
Future Gross Revenue	$2,670,332.5	$360,143.9	$2,906,897.0	$5,937,373.4
Deductions	1,227,246.1	138,455.7	1,307,190.1	2,672,891.9
Future Net Income (FNI)	$1,443,086.4	$221,688.2	$1,599,706.9	$3,264,481.5

Discounted FNI @ 10%	$810,796.5	$38,832.8	$422,316.7	$1,271,946.0

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars (M$).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package AriesTM System Petroleum Economic Evaluation Software, a copyrighted program of Halliburton. The program was used at the request of Chaparral. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist, nor does it include any adjustment for cash on hand or undistributed income. Liquid hydrocarbon reserves account for approximately 99 percent and gas reserves account for the remaining one percent of total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.
February 6, 2015

Discounted Future Net Income (M$)
As of December 31, 2014
Discount Rate	Total
Percent	Proved

5	$1,912,383.1
15	$930,320.9
20	$729,906.7
25	$602,605.0

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report. The proved developed non-producing reserves included herein consist of the shut-in category.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Chaparral’s request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.
February 6, 2015

economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

Chaparral’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons , drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which Chaparral owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.
February 6, 2015

have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves for the properties included herein were estimated by performance methods, the volumetric method, analogy, or a combination of methods. Approximately 53 percent of the proved producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods. These performance methods fit into three types of decline curve or trend analysis:

CO2 Enhnaced Oil Recovery Projects (EOR)
For the CO2 EOR projects other than the newest one, the North Burbank Unit (NBU), proved producing reserves were based on forecasting the dimensionless incremental recovery versus injected pore volume curves. The rate at which that oil is expected to be recovered was estimated by forecasting the oil rate versus time decline curve. The ultimate recovery and ultimate injection results of this performance analysis were checked using analogy and volumetric methods.

South Burbank Water Flood
WOR versus cumulative oil production was projected to determine incremental recovery. The oil rate forecast was derived from forecasting average total fluid rate per well versus time and calculating unit oil rate versus time from the WOR and well count forecasts.

Other Proved Producing Properties
Decline curve analysis was performed to generate remaining reserves forecasts.

The performance methods utilized extrapolations of historical production and injection data available through November 2014 in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by Chaparral or obtained from public data sources and were considered sufficient for the purpose thereof.

The remaining 47 percent of proved producing reserves which did not rely on performance methods solely represents the NBU Burbank Sandstone Formation CO2 project. At NBU, proved producing reserves were estimated by a combination of the volumetric method and analogy. Actual performance data for NBU was used to calibrate the rate forecasts, but the ultimate recovery assigned is from analogy dimensionless curves applied to volumetric oil in place estimates. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

All of the proved developed non-producing and undeveloped reserves included herein were estimated by the volumetric method, analogy, or a combination of methods. Proved non-producing reserves are only assigned for the North Burbank Unit water flood well reactivations. These volumes are based on reactivation analogy results for operations performed prior to 2014. The decline curve performance for the reactivations performed in 2014 has been subtracted from the analogy derived forecast to determine the remaining well reactivation program forecast.

Proved undeveloped reserves are virtually all CO2 EOR projects and are forecast using analogy dimensionless curves applied to each development areas’ volumetric data. All of the CO2 EOR fields

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.
February 6, 2015

except NBU are developed enough for forecasts to be confirmed using in-field analogs. NBU is a Burbank Sandstone formation CO2 EOR project and the reserves are based on other Oklahoma field CO2 EOR analogs. The volumetric analysis utilized pertinent well and seismic data furnished to Ryder Scott by Chaparral or which we have obtained from public data sources that were available through December 2014. The data utilized from the analogues as well as well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Chaparral has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by Chaparral with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Chaparral. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. At the newest CO2 EOR project, the North Burbank Unit, the field will be curtailed until some repairs are completed over the first half of 2015. That field’s existing wells’ oil rates are forecast to increase over that

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.
February 6, 2015

period of time as facility capacity improves. The existing producing wells are also expected to increase rates further through 2015 as the CO2 response is more fully seen. All other existing proved producing properties, which are more mature CO2 floods, water floods, and primary production projects, have been forecast to decline on their established trends.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Chaparral. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

Chaparral furnished us with the above mentioned average prices in effect on December 31, 2014. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by Chaparral. The differentials furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Chaparral to determine these differentials.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.
February 6, 2015

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
North America
United States	Oil/Condensate	WTI Cushing	$94.99/Bbl	$93.86/Bbl
	NGLs	WTI Cushing	$94.99/Bbl	$31.96/Bbl
	Gas	Henry Hub	$4.35/MMBTU	$4.17/MCF

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were furnished by Chaparral and are based on the operating expense reports of Chaparral and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by Chaparral. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by Chaparral and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The purchase of CO2 is included as a development cost. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant. Chaparral’s estimates of zero abandonment costs after salvage value for onshore properties were used in this report. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Chaparral’s estimate.

The proved developed non-producing and undeveloped reserves in this report have been incorporated herein in accordance with Chaparral’s plans to develop these reserves as of December 31, 2014. The implementation of Chaparral’s development plans as presented to us and incorporated herein is subject to the approval process adopted by Chaparral’s management. As the result of our inquiries during the course of preparing this report, Chaparral has informed us that the development activities included herein have been subjected to and received the internal approvals required by Chaparral’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Chaparral. Additionally, Chaparral has informed us that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans. While these plans could change from those under existing economic conditions as of December 31, 2014, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by Chaparral were held constant throughout the life of the properties.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.
February 6, 2015

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Chaparral. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Chaparral.

For filings made with the SEC under the 1933 Securities Act, we have provided our written consent for the references to our name as well as to the references to our third party report in the registration statement(s) on Form S-4 by Chaparral. Our consent for such use is included as a separate exhibit to the filings made with the SEC by Chaparral.
We have provided Chaparral with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Chaparral and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Chaparral Energy, L.L.C.
February 6, 2015

Very truly yours, RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580

/s/ Michael F. Stell

Michael F. Stell, P.E. TBPE License No. 56416 Advising Senior Vice President

/s/ John M. McLaughlin

John M. McLaughlin, P.E. TBPE License No. 96822 Senior Petroleum Engineer

MFS-JMM (DPR)/pl

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS